AGENUS INC.

3 Forbes Road

Lexington, MA 02421

March 30, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Jeffrey Gabor, Joseph McCann

Re:	Agenus Inc.

Registration Statement on Form S-3 (File No. 333-215640)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Agenus Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-215640), so that it will be declared effective at 4:30 p.m. Eastern Time on March 31, 2017, or as soon as possible thereafter. The Company hereby authorizes Zachary Blume and Jessica Unger of Ropes & Gray LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

Should you have any questions or comments, please do not hesitate to contact Jessica Unger of Ropes & Gray LLP at (212) 596-9237.

Very truly yours, AGENUS INC.

By:	/s/ Christine M. Klaskin
Christine M. Klaskin VP, Finance